Exhibits

Exhibit 4.12

Conformed Copy

SERVICE AGREEMENT

DATED: 30/03/2004

PARTIES:

1)	BALTIMORE TECHNOLOGIES plc (“the Company”) whose registered office is at Innovation House, Mark Road, Hemel Hempstead, Herts HP2 7DN and

2)	David Weaver of Butlers, Tower Hill, Horsham, West Sussex RH13 0AQ (“The Executive”)

IT IS AGREED as follows: –

1.	INTERPRETATION

1.1	In this Agreement the words and expressions defined in paragraph 1 of the Schedule will, unless the context otherwise requires, have the meanings given to them therein and this Agreement will be interpreted in accordance with the Schedule.

1.2	The Schedule is part of this Agreement and will have full force and effect as though expressly set out in the body of this Agreement.

2.	EMPLOYMENT

2.1	With effect from 8 April 2004 the Company will employ the Executive and the Executive will serve the Company subject as hereinafter provided as Chief Executive Officer of the Group.

2.2	Subject to the provisions hereof all agreements and arrangements in force on or before the date hereof between the Executive and the Company or any member of the Group relating to the Executive’s employment or services shall be deemed to have been cancelled.

2.3	The Company will be entitled from time to time without any further consent from the Executive to second the Executive to the employment of any member of the Group without prejudice to the rights of the Executive hereunder or to the provisions of this Agreement (save that the Company shall be under a duty to act reasonably) and the Company may from time to time appoint any person to act jointly with the Executive whether in such secondment or in the Executive’s normal duties or otherwise.

Exhibits

2.4	If the Employment is not terminated in accordance with Clause 2.5, the Employment will continue in accordance with the terms of this Agreement, and shall in any event (other than for termination in accordance with Clause 10 hereof) be terminable by either party giving to the other 12 months’ prior notice in writing.

2.5	The Company may at any time on or prior to 30 June 2004 give notice in writing to the Executive terminating the Employment with effect from 30 June 2004.

3.	DUTIES

During	the Employment the Executive will:-

3.1	faithfully and diligently perform such duties (whether or not within the scope of the Executive’s normal duties as an executive) and exercise such powers (not only for the Company but also for any other member of the Group) as may be assigned to or vested in him from time to time by the Board and will use all reasonable endeavours to promote the interests of each member of the Group to the extent only that such interests do not conflict with those of the Company or such member of the Group to which he may for the time being have been seconded;

3.2	give to the Board or such persons as it from time to time nominates such information regarding the affairs of any member of the Group as the Board may require and at all times conform to the reasonable and lawful directions of the Board;

3.3	devote the whole of his time and attention and skills to the business and affairs of the Company (or such other member(s) of the Group, if any, to which the Executive is for the time being seconded) and will not, save as a representative of the Company or with the consent of the Board and save in relation to his involvement with The Butlers Collection Limited, be directly or indirectly engaged or concerned in the conduct of any other business whether or not competing in any respect with the business for the time being of the Company or any member of the Group nor will the Executive be directly or indirectly interested in any such business save through his holding or being interested in less than 5 per cent of the issued securities of any class of any listed company;

3.4	without prejudice to the generality of clause 3.3 the Executive will conform to such hours of work as may from time to time reasonably be required of him for the proper performance of his duties hereunder;

3.5	at the Company’s expense submit to such medical examinations as the Board may from time to time require.

Exhibits

4.	REMUNERATION

4.1	During the Employment the Company will pay the Executive a salary at the rate of £200,000 per annum payable by monthly instalments in arrears such salary to accrue from day to day and to be payable by the last day of every month plus any bonus notified to the Executive and to include all Director’s and other fees or emoluments receivable from any member of the Group and to give effect to this provision the Executive will pay or procure that the Company is paid all such fees or other remuneration received or receivable by him or his remuneration hereunder will be reduced pro tanto or partly one and partly the other.

4.2	During the Employment the Company will review the Executive’s remuneration at least once every 12 calendar months.

4.3	At the entire discretion of the Remuneration Committee the Executive shall be entitled to an annual bonus equal to 50% of his basic salary under clause 4.1 above.

4.4	Provided that the Executive continues to be employed by the Company on 5 May 2004, the Company shall recommend to the Trustees of the Company’s Share Award Plan dated 16 December 2002 (the “Plan”) that subject to and in accordance with the rules of the Plan as amended from time to time the Executive shall be granted an Award under the Plan of 400,000 Shares and that such Award shall be exercisable in 4 equal instalments of 100,000 Shares on the expiry of each period of 9 months following 8 April 2004.

5.	BENEFITS

5.1	In addition to statutory holidays the Executive will be entitled to 25 working days holiday with full pay during each Holiday year and proportionately for any part of the Holiday year such holiday to be taken at times and for periods agreed with the Company and in accordance with the Company’s rules in force from time to time.

5.2	During and in respect of any period of absence from work owing to sickness or accident:-

a.	the Executive shall be paid his normal remuneration less any amounts received by him pursuant to any Private Health Insurance cover in respect of the Executive the premiums for which were paid by the Company; and

b.	there shall also be deducted from any remuneration paid to the Executive an amount equal to the sum of any state paid benefit which he is entitled to claim in respect thereof and the amount of any statutory sick pay paid by the Company to the Executive.

5.3	For the purposes of statutory sick pay, a qualifying day is any day during which the Executive is obliged to work save that in any week when he is not so obliged the qualifying day will be Wednesday.

Exhibits

5.4	If the Executive shall be absent from work by reason of injury sustained wholly or partly as a result of actionable negligence, nuisance, or breach of any statutory duty on the part of any third party, all remuneration paid to the Executive by the Company shall, to the extent that the compensation is recoverable from that third party, constitute interest free loans by the Company to the Executive which shall be repaid when and to the extent that the Executive recovers compensation for the loss of earnings from that third party, by action or otherwise.

5.5	Subject to clause 5.9 below, during the Employment the Company will pay such subscriptions or premiums on the Executive’s behalf as shall be necessary to secure:-

a.	Life Assurance on the life of the Executive payable to such person or persons as he shall nominate with a minimum cover of four times the Executive’s salary from time to time; and

b.	Permanent Health Insurance cover for the Executive (for not less than three quarters of the salary in Clause 4 subject to the usual reductions in respect of state benefits claimable) and Private Medical Cover (for the Executive and his family) guaranteeing such benefits as the Board may from time to time determine.

5.6	Any sums received by the Company in respect of the period after the Termination Date pursuant to any Permanent Health Insurance Cover in respect of the Executive shall be held on trust for the Executive and applied as directed by him.

5.7	Subject to clause 5.9 below, the Executive shall be entitled and eligible to participate in any pension scheme established by the Company for its executives. Alternatively, the Executive may have the Company contributions paid directly as salary and assume responsibility for payment into the Executive’s personal pension fund or request the monies to be paid directly into a personal pension fund. In each case the Company contributions shall not be more than 10% of the salary in Clause 4. Subject to the rules of the pension scheme, the Executive shall be entitled to make additional voluntary contributions into the pension scheme.

5.8	The Company will:

(a)	maintain and continue to maintain Directors’ and Officers’ liability insurance in respect of the Executive; and

(b)	indemnify the Executive, to the extent legally permissible, for all actions properly undertaken by the Executive in the course of his employment with the Company.

5.9	The benefits referred to in clauses 5.5 and 5.7 above and clause 7 below shall only be provided to the Executive in the event that he continues to be employed by the Company on 5 May 2004 and to the extent that he is so employed on that date such benefits shall have retrospective effect to 8 April 2004.

Exhibits

6.	EXPENSES

6.1	Upon production of receipts and vouchers where practicable in respect thereof there shall be refunded to the Executive all expenses (including travel and hotel expenses) properly incurred by him in the performance of his duties.

6.2	The Executive may be issued with a corporate credit card in the Employee’s name to enable the Employee to carry out the Employee’s duties. The Employee must not use such a credit card for private purposes and must return the credit card to the Company at the termination of Employment. Credit card accounts will only be processed by the Company upon production of original receipts.

7.	MOTOR CAR

7.1	Subject to clause 5.9 above, The Company will provide a cash alternative, in accordance with it’s car policy as may be amended from time to time for use by the Executive in the performance of his duties hereunder and the Executive will use the same as may be necessary.

7.2	The Executive will (so far as the law permits) at all times be the holder of a current driving licence entitling him to drive the motor car on public roads in the United Kingdom and on request will produce it to the Company.

8.	COVENANTS

8.1	The Executive recognises that whilst performing his duties and responsibilities he will have access to and will become aware of confidential information and trade secrets of the Company and members of the Group and of their customers clients and other third parties accordingly the Company and the Executive mutually agree that it is in the interest of both parties for the Executive to enter into the restrictive covenants set out below and that such restrictions and covenants are reasonable.

8.2	The Executive undertakes that he will not (save as required by law) without the Company’s prior written consent at any time during the Employment otherwise than in the ordinary and proper course of business of any member of the Group or after the Termination Date directly or indirectly divulge to any person (except as required by law) or use any trade secret or confidential information in the nature of a trade secret (unless such trade secret or confidential information in the nature of a trade secret shall be in the public domain in such form save as a result of any default under this Agreement by the Executive) of the Company or of any member of the Group or of any third party for which the Company is responsible or in respect of which the Company has an obligation not to disclose which may have come to his knowledge during the Employment or any previous employment with any member of the Group and he will use his best endeavours to prevent any unauthorised publication or disclosure of the same.

Exhibits

8.3	The Executive undertakes that he will not during the Employment or at any time during a period of twelve months after the Termination Date without the Company’s prior written consent directly or indirectly divulge to any person (except as required by law) or use any confidential information of the Company or of any member of the Group or of any third party for which the Company is responsible or in respect of which the Company has an obligation not to disclose which may have come to his knowledge during the Employment or any previous employment with any member of the Group and during the Employment he will use his best endeavours to prevent any unauthorised publication or disclosure of the same.

8.4	The Executive undertakes that neither during the Employment nor for a period of six months immediately following the Termination Date of the Employment howsoever arising will he directly or indirectly:-

a.	either personally or by his agent and whether for himself or on behalf of any other person firm or Company induce or procure or attempt to induce or procure any person who, on the Termination Date, is an employee of the Company or any member of the Group to leave whether or not such person would commit any breach of his or her employment or appointment by reason of leaving the service of the Company or any member of the Group;

8.5	The Executive undertakes that for a period of twelve months immediately following the Termination Date of the Employment as a result of his repudiation of this Agreement or his dismissal by the Company pursuant to Clause 10 of this Agreement he will not directly or indirectly approach solicit or deal with in each case in competition with the Company or any member of the Group with regard to negotiations existing or on-going at the Termination Date with any person, firm, company or other organisation whatsoever who:

a.	was a customer or client or supplier of the Company or any member of the Group with whom the Executive has personal contact on behalf of the Company or any member of the Group.

b.	was a customer or client or supplier of the Company or any member of the Group with whom employees reporting to, or under the direct control of, the Executive had personal contact on behalf of the Company or any member of the Group.

c.	was a person, firm, company or other organisation with whom the Executive had regular, substantial or a series of business dealings on behalf of the Company or any member of the Group (whether or not a customer or client of the Company or any member of the Group).

Exhibits

8.6	Each of the restrictions contained in Clauses 8.2 to 8.5 above:-

a.	is considered by the parties to be reasonable in all the circumstances. However both parties recognise that such restrictions may fail for technical reasons and accordingly it is hereby agreed and declared that if any one or more of such restrictions shall, either by itself or themselves or taken with others, be adjudged to be invalid as exceeding what is reasonable in all the circumstances for the protection of the interests of the Group but would be valid if any particular restriction or restrictions were deleted or if part or parts of the wording thereof were deleted or restricted or limited in a particular manner or if the period thereof were reduced or curtailed then the said restrictions shall apply with such deletion, restriction, limitation, reduction, curtailment or modification as may be necessary to make them valid and effective.

b.	is a separate restriction by the Executive and will be enforceable by the Company both for itself and as agent or trustee of any member of the Group and separately and independently of its right to enforce any one or more of the other restrictions contained herein.

8.7	Since the Executive in the course of the Employment or by reason of services rendered for or offices held in any other member of the Group may obtain knowledge of trade secrets or confidential information of such member of the Group and of third parties for which the Company is responsible or in respect of which the Company has an obligation not to disclose the Executive agrees that he will at the request and cost of the Company enter into a direct agreement or undertaking with such member of the Group or third party whereby he will accept restrictions corresponding to the restrictions contained in this Agreement (or such of them as may be appropriate in the circumstances).

9.	REGISTRATION

9.1	This Agreement and all the rights and obligations of the parties hereunder will become effective on the date specified except that should this Agreement be subject to registration under the Restrictive Trade Practices Act 1976 then the provisions which render it registerable will not come into effect until such time as a copy and particulars of this Agreement are furnished to the Director General of Fair Trading for registration under and pursuant to such Act.

10	TERMINATION

10.1	Without prejudice to any other rights the Company may have to terminate the Employment, the Company may terminate the Employment by summary notice if the Executive shall have:-

a.	become disqualified or prohibited by law from being or acting as a director or from being directly or indirectly concerned in the promotion formation or management of a company or from carrying out any of the duties or functions he is employed hereunder to carry out; or

Exhibits

b.	becomes bankrupt or made any arrangement or composition with his creditors or taken advantage of any statute for the time being in force affording relief for instalment debtors; or

c.	been guilty of gross misconduct or default in the course of the Employment or committed any serious breach or repeated or continued (after warning) any material breach of any of his obligations hereunder; or

d.	been guilty of conduct tending to bring himself or the Company or any member of the Group into disrepute; or

e.	been incapacitated by reason of ill-health accident or otherwise from performing his duties hereunder and shall have been so incapacitated for a total of:-

(1)	90 or more consecutive days and shall have been certified by a doctor nominated by the Company to be permanently incapacitated; or

(2)	60 or more non-consecutive days in the preceding 12 months.

10.1A	Without prejudice to any other rights the Company may have to terminate the Employment, the Company may terminate the Employment within six weeks of the Board first becoming or being made aware of the conviction of the Executive for any criminal offence other than an offence under the Road Traffic Acts.

10.2	If the Executive ceases to be a director of the Company this agreement will not thereby automatically determine.

10.3	Upon the termination of the Employment howsoever arising the Executive will:-

a.	resign from all offices held by him in any member of the Group and should he fail to do so the Board is hereby irrevocably authorised to appoint some person in his name and on his behalf to sign any documents or do any acts or things necessary or requisite to give effect thereto; and

b.	deliver up to the Company or its authorised representative all property of the Group or any third party for which the Company is responsible including (but without limitation) the motor car referred to in Clause 7 together with all documents and accessories relating thereto and all statistics documents records correspondence discs, tapes, credit cards or other items in his possession or under his control and all copies thereof.

Exhibits

11.	PATENTS AND INVENTIONS

11.1	Save to the extent expressly prohibited by law, all rights, title and interest in every country in the world (including the right to apply for patent protection) in each Invention will, on creation and at not charge, vest in and will be the sole property of the Company.

11.2	The Executive will promptly disclose to the Company such details of each Invention as will enable the Company to assess it and to determine whether it or any interest therein is the property of the Company.

11.3	In the event that clause 11.1 is not effective to vest automatically legal and beneficial title of each Invention in the Company, the Executive will hold his interest therein on trust for the Company and at the request and expense of the Company will do all things considered by the Board to be necessary to enable the Company or its nominee to obtain the benefit of such interest and to secure patent or other appropriate forms of protection therefor. If the Invention or any interest therein may not, by law, vest in the Company pursuant to clause 11.1 above, then the Company may within three months after the date of disclosure to the Company pursuant to Clause 11.2 require the Executive to sell to it or its nominee his interest therein on fair and reasonable terms to be agreed or in default of agreement thereon within such period to be settled by a single arbitrator to be appointed upon the application of the Company or the Executive by the President for the time being of the Law Society.

11.4	Save as provided in Clause 11.2 or as may be necessary in the course of the Employment the Executive will not disclose or make use of any Invention which is wholly or partly the property of the Company or which (unless and until the Company’s right under Clause 11.3 expires) is subject to this Clause 11.

11.5	All rights and obligations under this Clause 11 in respect of any Invention will continue in force after termination of the Employment and will be binding upon the Executive’s personal representative(s) receiver or trustee (as the case may be).

12.	GRIEVANCE AND DISCIPLINARY PROCEDURES

12.1	If the Executive has any grievance he should refer it in writing to the Board and the Board shall confirm amend or reject such decision as it sees fit the Board’s decision to be final and binding.

12.2	All matters of discipline arising in respect of the Employment will be decided and implemented by the Chairman but should the Executive be dissatisfied with his decision he may refer the matter in writing to the Board and the Board shall confirm amend or reject such decision as it sees fit the Board’s decision in such circumstances to be final and binding.

12.3	Pending investigation of or resolution of any grievance or disciplinary matter the Company will be entitled to suspend the Executive on full pay.

Exhibits

13.	NOTICES, CONSENTS, ETC

13.1	To be effective all notices, consents, approvals and requests, relating to this Agreement must be in writing but may be delivered personally or sent by first class recorded delivery post to the party to be served at its registered office for the time being in the case of the Company and at his address as herein stated or as notified from time to time in the case of the Executive.

13.2	A notice, consent, approval or request will be deemed to have been served if personally delivered, at the time of delivery; if posted, at the expiration of 48 hours after the envelope containing the same was delivered into the custody of the postal authorities.

13.3	In proving service, it will be sufficient to prove that the personal delivery was made, or that the envelope containing such notice was properly addressed as a pre-paid first class recorded delivery letter, or that the telex was properly addressed and despatched.

14.	PERFORMANCE REVIEWS

14.1	The Executive must participate in the Company’s review process. The review process is conducted annually and may include a documented assessment of the Executive’s performance against job-related performance criteria, a feedback and development interview with the Chairman and completion of a plan which may set out action designed to improve job performance, such as access to training and performance counselling programs.

14.2	If an assessment provides evidence that the Executive’s job performance is not to the Company’s reasonable satisfaction, the Chairman will provide the Executive with a written statement of the performance deficiencies. The Executive will then have an opportunity to provide the Chairman with a written statement explaining any mitigating circumstances related to the performance deficiency and the Executive may invoke the procedure in Clause 12.1 thereof. Should the Company still regard job performance as unsatisfactory following a reassessment of performance not less than three monthsafter the date of issue of the written statement, the Company may terminate this Agreement in accordance with the provisions of clause 2.4 and will provide the Executive with a further written statement setting out the reasons for termination.

15.	COMPANY POLICY

15.1	The Executive agrees to be bound by the policies of the Company as may exist from time to time.

15.2	The Executive acknowledges and accepts that the Company may from time to time vary, change or terminate existing Company policies as well as to devise and introduce new policies for the Company.

15.3	The Company must take all reasonable steps to ensure that the Executive is aware of Company policies and any changes and the Executive must make all reasonable efforts to become aware of Company policies as amended from time to time.

15.4	To the extent that there are any inconsistencies between a Company policy and this Agreement, this Agreement will prevail.

Exhibits

16.	CONFIDENTIAL INFORMATION

16.1	The Executive shall not, either during the Employment or at any time within 6 years after this Agreement is terminated, communicate, publish or disclose any Confidential Information except if:-

a.	such communication, publication or disclosure is to an employee of, or an adviser or consultant engaged in the Company or any Group company, or is otherwise made in the ordinary course of business of the Company or any Group company provided the Executive has made it clear to the recipient that the information is confidential and the recipient must do all in his/her power to preserve the information’s confidentiality; or

b.	the disclosure is required by law or approved by the Board, either generally or in the specific instance.

17.	CHOICE OF LAW

This Agreement shall be governed by and interpreted in accordance with English Law.

AS WITNESS the hands of the parties hereto or their duly authorised representatives the day and year first before written.

Signed by Bijan Khezri

for and on behalf of BALTIMORE TECHNOLOGIES plc

in the presence of: Alex Denny (Nabarro Nathanson)

Signed by the said David Weaver

in the presence of: Alex Denny (Nabarro Nathanson)

Exhibits

Conformed Copy

THE SCHEDULE

Interpretation

1. Definitions:

“Board”	The board of directors for the time being of the Company including any duly constituted committee thereof.

“Chairperson”	The chairperson of the Board for the time being.

“Confidential Information”

All product ideas and concepts, concerning the technology of the Company or any Group company including software code, specification and details of functionality, drawings, designs, models and plan whether in tangible form or not;

Information developed by the Executive during the course of the Employment, which is not publicly available and relates to the activities of the Company or any Group company;

All financial information or other business information about the Company or any Group company or customers;

Identity of customers of the Company or any Group company;

Research and development information, financial data and information, business plans, marketing materials and strategies and any other information about the Company or Group company or their product plans that the Executive has become acquainted with as a consequence of the Employment;

Terms of contracts or arrangements between the Company or any Group company and third parties;

Third party information disclosed in confidence to the Company or any Group company.

The Confidential Information shall not include information which is generally available in the public domain, except where that is a result of a disclosure in breach of this Agreement.

Exhibits

“Employment”	The Executive’s employment hereunder.

“Group”	The Company and any holding company from time to time of the Company and any company which is from time to time a subsidiary of either of them.

“Group Share Option Scheme”	Such Executive approved or unapproved share option Scheme as shall be authorised by the Shareholders from time to time.

“Invention”

Any invention discovery design improvement (whether or not patentable) or copyright work which relates to or is capable of being used in the business of the Company or any other member of the Group and is invented devised developed made or created by the Executive (whether alone or in conjunction with any other person) wholly or partly during the Employment.

“Remuneration Committee”	The members of the Board excluding the Executive

“Termination Date”	The date the Employment terminates howsoever arising and for whatsoever cause.

2. Miscellaneous

2.1	a reference to a statutory provision will be interpreted as a reference to the provision as amended or re-enacted from time to time any statutory instrument order or governmental regulation from time to time made or issued pursuant to such provision and as a reference to any past statutory provision instrument order or regulation which such provision has amended or from which it derives as from time to time (whether before or after the date hereof) amended or re-enacted;

2.2	a reference to a Clause or Schedule will be interpreted as a reference to the Clause or Schedule of that number in or to this Agreement; and

2.3	the clause headings are for ease of reference only and do not affect interpretation.